Cust Corp.
Balance Sheet
(Unaudited)

	December 31, 2021
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY	
Total liabilities	-
Commitments and contingencies	-
Common stock,par value $0.00001 ; 15,000,000 shares authorized, 11,100,000 issued and outstanding	111
Accumulated deficit	(111)
Total shareholders' equity	-
Total liabilities and shareholders' equity	$ -